

September 14, 2023

Brad K. Heppner
Chief Executive Officer
Beneficient
325 North St. Paul Street, Suite 4850
Dallas, TX 75201

> **Re: Beneficient**
> **Amendment No. 1 to Form S-1**
> **Filed July 19, 2023**
> **File No. 333-273326**

Dear Brad K. Heppner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2023 letter.

Amendment No. 1 to Form S-1 filed August 31, 2023

Risk Factors

We engage in related party transactions, which may result in conflicts of interest, page 53

1. We note your response to comment 8. Please expand this risk factor to specifically address any payments or other interests held by your CEO, Brad Heppner, directly or as a beneficial owner/beneficiary, whether held through trusts, or other holdings. The disclosure should address both material holdings and aggregate holdings that:
   - have an ownership interest in Beneficient; or
   - have provided credit or funds that have a priority interest in Beneficient or its component parts, or in the event of bankruptcy, compared to the common shareholders.

Please further discuss the conflict of interest that could arise from a conflict between Mr. Heppner's financial interests and those of Beneficient's shareholders.

Payments to our Chief Executive Officer, page 213

2.   We note your response to our prior comment 2 and reissue in part. We further note the table beginning on page 214. For each item in the table, please include in a separate column the total dollar amount paid to or for the benefit of Mr. Heppner or his affiliates.

 Please contact Robert Arzonetti at (202) 551-8819 or Christian Windsor, Legal Branch Chief, at (202) 551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Matthew L. Fry